Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Time Warner Inc.

Commission File No.: 1-15062

CNN INTERVIEW

OCTOBER 24, 2016

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00:00:00;27	(MUSIC)

ALLISON:

00:00:03;10                    AT&T and Time Warner, the parent company of CNN, have agreed to an $85 billion megamerger. The move was announced Saturday evening, it will be subject to a review by regulatory approval, which could take more than a year to complete. This deal helps AT&T expand beyond wireless and internet service and move into content.

00:00:23;03                    Time Warner is also the parent company of TNT, HBO, Warner Brothers Studio, and more. So for more on this blockbuster deal, let’s turn to CNN chief business correspondent and Early Start anchor, Christine Romans (PH), who is joined by the heads of both companies. Hey, Christine.

CHRISTINE ROMANS:

00:00:38;07                    Hi. It’s literally a big deal, Allison (PH). (LAUGH) Thank you. Joining me right now, Jeff Bewkes (PH), the chairman and CEO of Time Warner, and Randall Stephenson (PH), the chairman and CEO of AT&T. Gentlemen, thank you—

00:00:48;18	(OVERTALK)

CHRISTINE ROMANS:

00:00:48;17                    Congratulations.

MALE VOICE:

00:00:49;06                    Mornin’. Thank you.

CHRISTINE ROMANS:

00:00:50;03                    Let’s talk, Randall, why— why buy Time Warner?

RANDALL STEPHENSON:

00:00:54;27                    It w— seems to us like a very natural extension of what we do. We’re in a— in an environment where our customers are demanding more and more video, more and more entertainment content, not only on the TV but on the mobile device. And we have a really large customer base in— in— mobility. And the ability to take really premium-quality content to our customers in the mobile environment is huge for us.

00:01:18;19                    It’s huge for our customers, and as we made the scan and looked for premium content to bring to our customers, this is the premium content we think— on the planet right now, and so the ability to do something special like this with Time Warner is just a very natural extension for us.

CHRISTINE ROMANS:

00:01:35;11                    Why sell now, Jeff?

JEFF BEWKES:

00:01:37;21                    Well, it’s not really selling. It’s— joining. And so—

CHRISTINE ROMANS:

00:01:40;24                    All right—

JEFF BEWKES:

00:01:42;05                    —this is our biggest customer. It’s our biggest partner. Direct TV— AT&T, and then all these mobile customers that we now will have together. And what it allows us to do is just move faster, with more innovation, better consumer offerings, more different price points, more effective advertising, and therefore people are gonna see that more of the— cost of content can be borne by advertising. And the experience of watching television can be better.

CHRISTINE ROMANS:

00:02:11;10                    So what changes, for the consumer? For somebody watching us right now, Randall, what changes for them, with these two companies together?

RANDALL STEPHENSON:

00:02:18;18                    Oh, I— I think you’re gonna see the pace of innovation, in terms of delivering meaningful premium content to the— to the customer on mobile devices. That pace of innovation is what’s going to change. And— and we all are trying to innovate in this way.

00:02:32;12                    And— and our experience is when you’re trying to do meaningful innovation and bring new product and capability to market, doing it in arm’s length contracts is always really, really hard. And so you put these two companies together, and now the two companies are working together to change how the customer experiences entertainment, how the customer experiences CNN.

00:02:52;18                    Literally, it— that’s what we think will change. The customer’s demanding not only the entertainment, and not only the content, but the ability to integrate social, doing clipping and posting and then social interaction— with their content. So, these are the kind of things we really want to move fast—

00:03:06;29	(OVERTALK)

CHRISTINE ROMANS:

00:03:07;02                    Talk to me more about how you see the future audience consuming this stuff? You know, you’ve got this young— millennial who d— in— in many cases, they don’t wanna ever have a— cable package, right? They’re viewing this content differently. How does this deal see that or feed that?

RANDALL STEPHENSON:

00:03:22;24                    So, the millennials and peop— in fact, the— our customer base in general is not consuming less content. Our— our— our customers are consuming more premium content today than they’ve ever consumed. But they’re consuming it in different places.

00:03:36;27                    They’re not consuming it just on the television in their living room. They’re consuming it now on their tablet. They’re consuming it on the mobile device, on the go, and they’re consuming it everywhere. And it— it’s really stark, if you look at the— the amount of volumes, how they’re increasing— traffic going to these mobile devices—

00:03:51;28	(OVERTALK)

RANDALL STEPHENSON:

00:03:52;21                    —that’s video-driven. And so we’re— we see that continuing, but we see that if we can actually innovate and— and curate the content differently and bring to the customer differently, we actually think this doesn’t slow down. This accelerates. And thi— this is the— the really important thing here, because we’re really excited about as this accelerates, as this demand for premium content on these mobile devices continues to grow, it gives us more and more incentive to invest more and more—

CHRISTINE ROMANS:

00:04:20;07                    Right—

RANDALL STEPHENSON:

00:04:20;13                    —in infrastructure—

00:04:21;19	(OVERTALK)

RANDALL STEPHENSON:

00:04:21;11                    —and innovatin’ infrastructure; this idea of 5G technology.

CHRISTINE ROMANS:

00:04:24;20                    What is that?

RANDALL STEPHENSON:

00:04:25;26                    It’s the next generation of mobile technology. So think about the fastest— internet speed you get from the cable company is a gig, right?

CHRISTINE ROMANS:

00:04:33;29                    Right—

RANDALL STEPHENSON:

00:04:34;08                    —that— we— you can buy a gig of speed. 5G will allow us to provide a gig of speed to you wirelessly. And as we innovate this kind of content, having a one-gig wireless network so our customers now can— can stream any kind of content, any kind of video anywhere, ultimately we think we’ll be competing head-to-head with the cable companies with a wireless offer. We can hit those kind of price points, combine it with this kind of content. We think this is exciting.

CHRISTINE ROMANS:

00:04:59;06                    You know (?), we’re talking about that— that cable-free customer, the customer who wants to be cable-free. And Time Warner— well, you and I have talked about some of the things that Time Warner has already been doing—

JEFF BEWKES:

00:05:07;02                    Uh-huh (AFFIRM)—

CHRISTINE ROMANS:

00:05:06;29                    —to sort of see this— FilmStruck (PH), for example, you know?

JEFF BEWKES:

00:05:09;26                    Yeah—

CHRISTINE ROMANS:

00:05:10;01                    Talk to me a little bit about how this deal— how this deal fits into that?

JEFF BEWKES:

00:05:17;04                    Well, we’ve had a progression for years. We wanted to have more video on demand. That was launched at HBO about 15 years ago. And then progressively— we’ve seen Broadband delivery give us more VOD service. Think of Netflix, think of Hulu, think of Amazon. And we added FilmStruck, which is for film buffs.

00:05:35;27                    We’ve got HBO Now available, so you can subscribe to that without adding anything else. You can do it a number of ways. And I think what we’re gonna see is with this kind of a platform, and you know, we believe this’ll be essentially a catalyst to more competition, more innovation, and what we’d like to see is all the distributor companies— basically doing more choices, more experiments. And we think this will— if consumers like the kind of packages, and more competition leads to more (UNINTEL)— it leads to lower prices, it leads to happier consumers, and it tells us where to go.

CHRISTINE ROMANS:

00:06:13;22                    So eight weeks ago, you first met in this building to dis— to start kind of talking about this— that’s pretty quick for such a— big merger. Tell me a little bit about the timing here, because we are in the midst of what is I think the most populist presidential election in modern history, where you know, big is bad. And— I’m wondering if— if— if that timing played— had any effect on you guys?

RANDALL STEPHENSON:

00:06:34;27                    No, it had no—

JEFF BEWKES:

00:06:35;26                    No—

RANDALL STEPHENSON:

00:06:36;03                    —effect on it. I—

00:06:36;29	(OVERTALK)

RANDALL STEPHENSON:

00:06:37;20                    I came to see Jeff, because our— our businesses obviously—

CHRISTINE ROMANS:

00:06:41;08                    Right—

RANDALL STEPHENSON:

00:06:41;21                    —do a lotta— lot together, and— and we buy a lot of Time Warner content. And so we see each other regularly. We get together regularly. And— came by to see Jeff. We had lunch. And as we began to talk, me about where I saw the world if distribution going, 5G that we’ve spoken of here this morning, and— and where he saw the— the world of content and premium content moving— and— and we just— (LAUGHTER) really came to— an agreement that these things are converging. And they’re gonna confer— converge very, very quickly—

CHRISTINE ROMANS:

00:07:10;19                    Just think how— I mean, a— movie studio and a phone company. I mean, you think about how quickly things have really changed, in terms of both of your— both of your businesses. I’m wondering about the regulatory scrutiny. I mean, you look at the front page of the papers today, and you know, immediate opposition is almost in every single headline or first paragraph.

00:07:27;00                    We’ve heard folks on the campaign trail talking about Hillary Clinton, has said that she will— you know, her— her spokesman said that they will, you know, give it scrutiny— if— if she is President. Donald Trump says it shouldn’t be allowed to happen. Are— and there will be hearings in Congress, no question. Are you worried about the regulatory scrutiny at all?

RANDALL STEPHENSON:

00:07:41;21                    Well, o— obviously we’re— very attentive to it. We’ve— (LAUGH) we’ve announced a lot of big deals, and this— this is— not too much different than what we’ve seen in the past. This deal is unique though, from any deal that we’ve ever done of any size. And in fact, it’s— it’s unique in this regard; this is a true vertical integration of two companies.

CHRISTINE ROMANS:

00:07:59;02                    Explain what that means. It means— it— it means it’s not as if—

MALE VOICE:

00:08:01;07                    Yeah—

CHRISTINE ROMANS:

00:08:01;08                    —two companies do the same thing already?

RANDALL STEPHENSON:

00:08:03;11                    Yeah, so think about— AT&T, when we— tried to by T-Mobile. That was—

CHRISTINE ROMANS:

00:08:08;10                    Right—

RANDALL STEPHENSON:

00:08:08;15                    —a horizontal integration. That was a concern that the government had, is that a competitor was viewed to be taken out of the market. This transaction is not horizontal. We— we don’t compete. In fact, it’s vertical. Jeff is a supplier—

CHRISTINE ROMANS:

00:08:20;26                    Right—

RANDALL STEPHENSON:

00:08:21;04                    —to AT&T. His content is— is part of our package we buy. Vertical integrations have a very standard review in the regulatory process. And— there’s not a r— there’s not a competitor being taken out, and in fact you’re hard-pressed to find in either one of our industries a time when a vertical integration was shot down by regulators. Generally what happens is where the regulators have concerns with the— a merger like this, they’ll put conditions on it, and impose conditions to help remedy the concerns that they may have—

CHRISTINE ROMANS:

00:08:49;25                    And you’re ready for that?

RANDALL STEPHENSON:

00:08:50;28                    Yeah, we’re—

00:08:51;10	(OVERTALK)

RANDALL STEPHENSON:

00:08:51;08                    —we’re ready for a review. We— we expect it to be a vigorous review. Like you said, we’re sure that we’ll get a chance to visit with Congress and tell our story there. But— we feel like the— the information and the data will drive this, and the law will drive this.

CHRISTINE ROMANS:

00:09:02;16                    This has been compared— some have been raising the Comcast/NBC merger, and saying, you know, that there was some— you know, it’s been sued for failing to keep some promises that it had made under that deal. Do you— does that hurt you? Does some of the— the— the— armchair quarterbacking after that deal, does it hurt you— here at all?

RANDALL STEPHENSON:

00:09:17;29                    No, I mean— look, when the— the regulators looked at Comcast/NBCU (?), the biggest concerns at that time— there were two of ‘em, right? Net neutrality, needed to ensure that they protected net neutrality—

CHRISTINE ROMANS:

00:09:27;29                    Right—

RANDALL STEPHENSON:

00:09:28;20                    —and over-the-top video. And I think (LAUGH) if you look at this transaction six years after that, the net neutrality debate; I think it’s over. I think—

JEFF BEWKES:

00:09:36;04                    Yeah—

RANDALL STEPHENSON:

00:09:36;07                    —the— the— the case was settled by the circuit court. And I think net neutrality is behind us. Over-the-top, I think Netflix is somehow gonna make it. (LAUGHTER) I think they’re gonna pull through. I think they’re gonna make it, right?

CHRISTINE ROMANS:

00:09:47;21                    Let me ask you about CNN and its in— independence— here— because CNN is just one of the many, many name brands that are— in— in the Time Warner— stable. But you have said that— AT&T will not be reaching to—

00:09:59;20	(BREAK IN TAPE)

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MEDIA ID: HTTP://APP.CRITICALMENTION.COM/APP/#CLIP/SHARE/24649632?TOKEN=012B1816-2933-4871-B6E8-E195FBBF3A3D

CHRISTINE ROMANS:

00:00:00;05                    You have said that— AT&T will not be reaching into how CNN does its business or tells its stories.

RANDALL STEPHENSON:

00:00:06;07                    I— I watch how Jeff manages this business today. And I— I think it’s a model for how we want to manage it in the future. And, look, I— I think of a brand like CNN. And the key variable of your brand is your independence. And when people watch CNN, are they getting an independent assessment and reporting of the news? The last thing we want to do as AT&T is in any way taint that in the slightest bit.

CHRISTINE ROMANS:

00:00:30;14                    And you’re sure they— they understand the separation of— of— of—

RANDALL STEPHENSON:

00:00:33;25                    Yeah.

CHRISTINE ROMANS:

00:00:33;28                    —all that? (THROAT CLEARING)

JEFF BEWKES:

00:00:35;03                    You know, s— you’ve been at CNN for many years. And it’s been owned by Time Warner. Has it been interfered with? I think no.

CHRISTINE ROMANS:

00:00:42;05                    No.

JEFF BEWKES:

00:00:42;17                    And why? There are two things. People watch news channels if they trust them to be independent, honest, and objective. That’s always the challenge. And when you’re looking for the best journalists in the world, you would only work at a news channel that lived up to that standard.

CHRISTINE ROMANS:

00:00:59;28                    What changes for the Time Warner brand? You stay on for how long?

JEFF BEWKES:

00:01:04;19                    Well, at least a few years after the clo— we’ll— we’ll all— we’ll all do it as long as we’re useful for the new company.

RANDALL STEPHENSON:

00:01:11;21                    This is great—

JEFF BEWKES:

00:01:11;28                    And—

RANDALL STEPHENSON:

00:01:12;02                    It’s the first time I’ve heard him say a few years. (LAUGH) This is a really big moment.

CHRISTINE ROMANS:

00:01:15;03                    And you have the tape. You can always (LAUGH) reroll the tape.

JEFF BEWKES:

00:01:17;02                    Yeah. Well, we’ve got a year to get to the— to the— get to the close. And then— we need some period of time. But we have some tremendous executives in both of our companies—

CHRISTINE ROMANS:

00:01:26;07                    And you think—

JEFF BEWKES:

00:01:26;16                    —that are gonna be— you know, we— we’re always tryin’ to build the next generation.

CHRISTINE ROMANS:

00:01:30;24                    Trying to build the next generation. So you keep Time Warner sort of operating those brands as they are now with the leadership they have now?

JEFF BEWKES:

00:01:38;01                    Yeah.

RANDALL STEPHENSON:

00:01:38;06                    Absolutely.

CHRISTINE ROMANS:

00:01:38;24                    And move forward. At what point— you know— they operate as two sort of separate companies? AT&T and Time Warner?

RANDALL STEPHENSON:

00:01:45;08                    Yeah. I mean, you should think of Time Warner (NOISE) becoming a wholly owned subsidiary of AT&T. And— look. I mean, Jeff has built an amazing company over here with some amazing brands. And— I don’t envision us stepping in here and, like, we’re gonna fix this.

00:01:59;10                    I mean, this is a well-run company. In fact, I said at the very beginning I think this is the p— premium content brand company in the world. So I don’t envision us changing a lot with it. What we do want to figure out— and this will be the management art that we have to figure out.

00:02:13;08                    And that is how do we begin to think differently about curating this content and— and formatting this content in new ways where we can get it to our customers in different ways, in different formats. And— and getting that seamlessly working across two companies, that will be the management art we have to figure out.

CHRISTINE ROMANS:

00:02:28;13                    So tell me again. I mean— what we’re talking about here is how— what— what content’s gonna look like in five years and how together you guys can— can harness it and get it— to people. But for consumers, you know, they want to know what’s gonna change for them. Their— their bills? You know— their phone bills? Their— their— cable bills? What is the biggest thing that they’ll notice differently you think?

JEFF BEWKES:

00:02:47;23                    They’re gonna have more choices of different channel packages. If they want a big package of a lot of channels on their big screen TVs, and they can watch the show, and walk out the house with a tablet, and have seamless connection. Or maybe they don’t want that. Maybe they’ve got— it’s a young couple that wants to use mobile devices to watch. Maybe they don’t want the full package of channels. There’ll be more choice. I think better prices for consumers. There’ll be—

CHRISTINE ROMANS:

00:03:13;08                    You think better prices for consumers?

JEFF BEWKES:

00:03:14;11                    Yes. More competition usually leads to more— price reduction.

RANDALL STEPHENSON:

00:03:20;25                    I’ll give you a classic example of this. You’ll see this actually next month. And that is one thing we’ve been working on since we closed on the DirecTV acquisition is a purely over-the-top content package. It’s— we’re calling it DirecTV Now. This is a mobile-centric, purely over-the-top— package that’s going to our consumers.

00:03:40;18                    This is going to be a radically lower price point than what the consumer’s expecting or has— has typically paid. And it’s gonna be 100-plus channels. We’re not talking channels that nobody watches. This is 100 plus premium channels. All of this content—

00:03:52;29	(OVERTALK)

RANDALL STEPHENSON:

00:03:53;09                    —will be on there. ESPN. The Disney content. This is a very, very different experience. Mobile centric is designed for the tablet and the smartphone. Now, think about having an anchor tenant like Time Warner, whose content is in here, and HBO, and that content and how you can begin to integrate social into this.

00:04:11;05                    And social interaction. And— and can we clip the content, and send it to friends, and— and interact with our friends on this? These are the kind of things that we think are gonna iterate much, much faster and change how the customer experiences content.

CHRISTINE ROMANS:

00:04:23;09                    Jeff, let me ask you about your legacy at this company. I mean— you’ve— I mean, you’ve been— what— what are your thoughts I guess?

JEFF BEWKES:

00:04:30;26                    Well, I think it’s our company. It’s— it’s—

00:04:32;11	(OVERTALK)

JEFF BEWKES:

00:04:32;24                    You’re in it, too. Look— this company invented the magazine. It invented— satellite-delivered non-ad-supported TV at HBO. It invented 24-hour news at CNN. And so we’re very proud of the mission of informing people, of telling authentic stories. And this will help us to do even more investment, even more variety, and keep evolving the distribution system.

00:05:00;24                    That’s what this is about, is making sure that the breakthrough content that we’re seeing an explosion, not just in (NOISE) our company but in all the television companies. We need to get this out across the world in a way that harnesses the 21st century of mobile devices, broadband delivery, VOD. There’s so much programming. You need a good interface (LAUGH) to figure out what is— what do I wanna watch. And that’s what this’ll help.

CHRISTINE ROMANS:

00:05:24;15                    And more hours of the day to watch it frankly—

JEFF BEWKES:

00:05:25;20                    Yeah.

RANDALL STEPHENSON:

00:05:26;01                    That’s (LAUGH) right. Yeah—

CHRISTINE ROMANS:

00:05:26;13                    Jeff Bewkes, Randall Stephenson, thank you gentlemen so much.

RANDALL STEPHENSON:

00:05:28;10                    Thank you so much—

00:05:28;17	(OVERTALK)

RANDALL STEPHENSON:

00:05:28;28                    —Christine.

CHRISTINE ROMANS:

00:05:29;20                    Chris?

CHRIS CUOMO:

00:05:30;18                    All right. Great interview, Christine. Thank you very much. So what needs to happen for this AT&T-Time Warner deal to come to fruition? And what’s the (MUSIC) plus-minus for you? Up next, our media experts will take you through the deal. Next.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T’s and Time Warner’s filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger. STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.

Participants in Solicitation

AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC. These documents will be available free of charge from the sources indicated above.